**Room 4561**

James W. Hansen
Chairman
Ciprico Inc.
7003 West Lake Street, Suite 400
St. Louis Park, MN 55426

       **Re:    Ciprico Inc.**
             **Preliminary Proxy Statement on Schedule 14A**
             **Filed December 27, 2007**
             **File No. 0-11336**

Dear Mr. Hansen:

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     We note your disclosure on page 9 in connection with your proposal to increase your authorized shares of common stock that you are considering a public offering to ensure that you have sufficient capital to pay off your outstanding convertible promissory notes. In your response letter, please direct us to the relevant prior disclosure regarding this offering and describe the transaction to us in more detail. In your proxy statement, please revise your disclosure to state that, except as disclosed, you have no other plans, proposals or arrangements for the issuance of the newly authorized shares of common stock.

2.     Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-

takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, that would provide an above-market premium.

\* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 or David Orlic at (202) 551-3503 if you have questions.  If you require further assistance, please contact me at (202) 551-3462.

Sincerely,


Mark P. Shuman
Branch Chief – Legal